SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
 (Amendment No. 1)*

Northern Tier Energy LP
(Name of Issuer)

Common Units, no par value
(Title of Class of Securities)

665826103
(CUSIP Number)

Lowry Barfield
123 W. Mills Avenue, Suite 200
El Paso, Texas 79901
(915) 534-1400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 23, 2015
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665826103

1	NAME OF REPORTING PERSONS Western Refining, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
BK, WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
35,622,500*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
35,622,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,622,500*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.4%**
14	TYPE OF REPORTING PERSON (see instructions)
CO

*
Consists of 35,622,500 common units representing limited partner interests in Northern Tier Energy LP held by NT InterHoldCo LLC. Western Refining, Inc. may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in Northern Tier Energy LP.

**	Based on a total of 92,833,486 common units representing limited partner interests in Northern Tier Energy LP outstanding as of August 4, 2015 as reported on Northern Tier Energy LP’s Form 10-Q filed with the Securities and Exchange Commission on August 4, 2015.

CUSIP No. 665826103

1	NAME OF REPORTING PERSONS NT InterHoldCo LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
35,622,500*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
35,622,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,622,500*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.4%**
14	TYPE OF REPORTING PERSON (see instructions)
OO

*     Consists of 35,622,500 common units representing limited partner interests in Northern Tier Energy LP. NT InterHoldCo LLC also owns 100% of the equity interests in Northern Tier Energy GP LLC, the sole general partner of Northern Tier Energy L

**   Based on a total of 92,833,486 common units representing limited partner interests in Northern Tier Energy LP outstanding as of August 4, 2015 as reported on Northern Tier Energy LP’s Form 10-Q filed with the Securities and Exchange Commission on August 4, 2015.

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed by each of Western Refining, Inc. and NT InterHoldCo LLC (collectively, the “Reporting Persons”) to amend the Schedule 13D filed on November 22, 2013 (the “Original Schedule 13D”). Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1.   Security and Partnership.

Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Statement is being filed with respect to the common units representing limited partner interests (the “common units”) of Northern Tier Energy LP (the “Partnership”). The address of the principal executive offices of the Partnership is 1250 W. Washington Street, Suite 300, Tempe, Arizona 85281.

Item 2.   Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) This Statement is filed by:

(i) Western Refining, Inc., a Delaware corporation (“Western”); and

(ii) NT InterHoldCo LLC, a Delaware limited liability company (“InterHoldCo” and, together with Western, the “Reporting Persons”).

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Western is a public company and owns 100% of the equity interests of InterHoldCo, and InterHoldCo owns 100% of the equity interests of Northern Tier Energy GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”).

InterHoldCo is a limited partner of the Partnership and the record holder of 35,622,500 common units.

(b) The business address and principal office of each of the Reporting Persons is 123 W. Mills Avenue, Suite 200, El Paso, Texas 79901.

(c)

(i) The principal business of Western is (i) the refining of crude oil and other feedstocks, the marketing of refined products, and the operation of retail stores that sell fuel and convenience store merchandise and (ii) to hold equity interests in InterHoldCo and other entities. The entities in which Western holds equity interests are engaged in (i) refining, retail and logistics operations and (ii) the operation of terminals, storage tanks, pipelines and other related businesses and the distribution of wholesale petroleum products and crude oil trucking.

(ii) The principal business of InterHoldCo is to hold common units and 100% of the equity interests in the General Partner.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers and directors of the Reporting Persons and persons controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 hereto and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

In connection with the transaction proposed by the Proposal described in Item 4 of this Amendment (which Item 4 is incorporated herein by reference), the Reporting Persons anticipate that the funding for such transaction will consist of newly issued Western common stock, Western’s available cash and debt issued in the capital markets or a bank sponsored bridge loan.

Item 4.   Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

(a) – (j)

On October 23, 2015, Western submitted a proposal (the “Proposal”) to the Conflicts Committee of the Board of Directors of Northern Tier Energy GP LLC (the “NTI Conflicts Committee”), the general partner of the Partnership, to acquire all of the Partnership’s outstanding common units not already owned by Western and its affiliates in exchange for aggregate consideration per Partnership common unit of $17.50 in cash and 0.2266 of a share of Western common stock.  The consideration represents a 15% premium to the 20-day volume weighted average price (“VWAP”) of NTI’s common unit price as of October 23, 2015, and represents aggregate consideration of $27.62 per Partnership common unit based on the 20-day VWAPs for the Partnership and Western as of October 23, 2015. The transaction is to be structured as a merger between the Partnership and a wholly-owned subsidiary of Western. The Proposal is subject to the negotiation and execution of a definitive agreement and approval of such definitive agreement and the transactions contemplated thereunder by Western’s board of directors, the NTI Conflicts Committee and the common unitholders of the Partnership. If the transaction is consummated, the Partnership’s common units would become delisted from the New York Stock Exchange.

While the Proposal remains under consideration or negotiation by the Partnership and the NTI Conflicts Committee, the Reporting Persons may respond to inquiries from the Partnership and the NTI Conflicts Committee or its representatives. Each Reporting Person does not intend to update additional disclosures in its Schedule 13D regarding any other plans or proposals by Western until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable securities laws. A copy of the Proposal is filed hereto as Exhibit I and is incorporated by reference into this Item 4.

On October 26, 2015, Western issued a press release announcing the Proposal, which is filed as Exhibit J hereto and is incorporated herein by reference.

Other than as described above, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

(a) – (b) As of August 4, 2015, the Partnership had 92,833,486 common units outstanding, as reported on the Partnership’s Form 10-Q filed with the Securities and Exchange Commission on August 4, 2015. NT InterHoldCo LLC (“InterHoldCo”) beneficially owns 35,622,500 common units, representing approximately 38.4% of the common units outstanding. Western may be deemed to have beneficial ownership of 35,622,500 common units (representing 38.4% of the common units outstanding) by virtue of Western’s ownership of 100% of the ownership interests of InterHoldCo.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended to add the following paragraph:

The information set forth under Item 4 and in Exhibit I is incorporated by reference into this Item 6.

Item 7.   Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit I Written Proposal Letter, dated October 23, 2015, to the Conflicts Committee of the Board of Directors of Northern Tier Energy GP LLC.

Exhibit J Press Release, dated October 26, 2015.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    October 26, 2015

WESTERN REFINING, INC.

By:	/s/ Gary R. Dalke
Name:	Gary R. Dalke
Title:	Chief Financial Officer

NT INTERHOLDCO LLC

By:	/s/ Gary R. Dalke
Name:	Gary R. Dalke
Title:	Chief Financial Officer of Western Refining, Inc., as the sole member of NT InterHoldCo LLC

By:	/s/ Lowry Barfield
Name:	Lowry Barfield
Title:	Senior Vice President – Legal, General Counsel and Secretary of Western Refining, Inc., as the sole member of NT InterHoldCo LLC

Schedule 1

Directors of Western Refining, Inc.

Jeff A. Stevens

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: President and Chief Executive Officer and Director of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 4,129 common units	Percentage: *

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 4,129

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 4,129

iv.	Shared power to dispose or to direct the disposition of: 0

Carin M. Barth

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: President of LB Capital, Inc.

Citizenship: USA

Amount beneficially owned: 0 common units	Percentage: 0

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Paul L. Foster

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Executive Chairman, Chairman of the Board and Director of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 4,129 common units	Percentage: *

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 4,129

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 4,129

iv.	Shared power to dispose or to direct the disposition of: 0

L. Frederick Francis

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Executive Chairman of WestStar Bank

Citizenship: USA

Amount beneficially owned: 0 common units	Percentage: 0

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Sigmund Cornelius

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Director of Western Refining, Inc. and President and Chief Operating Officer of Freeport LNG

Citizenship: USA

Amount beneficially owned: 0 common units	Percentage: 0

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Brian J. Hogan

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: President and Chief Executive Officer of Hogan Truck Leasing, Inc.

Citizenship: USA

Amount beneficially owned: 0 common units	Percentage: 0

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Scott D. Weaver

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Vice President, Assistant Treasurer and Assistant Secretary and Director of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 4,129 common units	Percentage: *

Number of shares to which the Reporting Person has:

i.	Sole power to vt thote or to direct the vote: 4,129
ii.	Shared power to vote or to direce vote: 0

iii.	Sole power to dispose or to direct the disposition of: 4,129

iv.	Shared power to dispose or to direct the disposition of: 0

William D. Sanders

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Chairman of Strategic Growth Bank Incorporated

Citizenship: USA

Amount beneficially owned: 0 common units	Percentage: 0

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Robert J. Hassler

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Director of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 0 common units	Percentage: 0

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Executive Officers of Western Refining, Inc.

Paul L. Foster

(see above)

Jeff A. Stevens

(see above)

Mark J. Smith

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: President – Refining and Marketing of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 0 common units	Percentage: 0

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Gary R. Dalke

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Chief Financial Officer of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 0 common units	Percentage: 0

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

William R. Jewell

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Chief Accounting Officer of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 0 common units	Percentage: 0

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Lowry Barfield

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Senior Vice President – Legal, General Counsel and Secretary of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 4,129 common units	Percentage: *

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 4,129

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 4,129

iv.	Shared power to dispose or to direct the disposition of: 0

Jeffrey S. Beyersdorfer

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Senior Vice President – Treasurer and Assistant Secretary of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 2,000 common units	Percentage: *

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 2,000

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 2,000

iv.	Shared power to dispose or to direct the disposition of: 0

Scott D. Weaver

(see above)

Sole Member of NT InterHoldCo LLC

Western Refining, Inc.

* Less than 1%.